EXHIBIT NO. (2) (d)

Agreement and Plan of Merger

between
CTSI, Inc.
(a Pennsylvania corporation)
and
CTSI, LLC
(a Pennsylvania Limited Liability Company)

            AGREEMENT AND PLAN OF MERGER (“Agreement”) dated as of June 22, 2001, made by and between CTSI, Inc., a Pennsylvania corporation (“Inc.”) and CTSI, LLC, a Pennsylvania Limited Liability Company (“LLC”) (which are sometimes hereinafter collectively referred to as the “Merging Entities”).

Background

A.	Inc. is a corporation duly organized and existing under the laws of the State of Pennsylvania. The authorized capital stock of Inc. consists of 1000 shares of common stock having a par value per share of $1.00 (“Inc. Capital Stock”) of which 100 shares are issued and outstanding.

B.	LLC is a limited liability company duly organized and existing under the laws of the State of Pennsylvania. The authorized capital of LLC consists of one membership interest (“Membership Interest”), which is issued and outstanding.

C.	The Board of Directors of Inc. and the Managers of LLC deem it advisable and to the advantage of the Merging Entities and their respective shareholders and member that CTSI, Inc. be merged with and into LLC.

D.	Each of the Merging Entities has adopted the Plan of Merger embodied in this Agreement.

Agreement

            In consideration of the foregoing, all of which is incorporated herein by this reference, the parties hereto, intending to be legally bound, hereby agree to merge upon and subject to the following terms and conditions:

Article I:
The Merger, the Surviving Corporation and the Effective Date

1.01.	As soon as practicable following the fulfillment (or waiver, to the extent permitted therein) of the conditions specified in Article IV of this Agreement, taking into consideration closing of accounting periods, Inc. shall be merged into and with LLC (the “Merger”), which shall survive the Merger.

1.02.	The date and time on which the Merger occurs and becomes effective is hereby defined to be and is hereinafter called the Effective Date. The Merger shall occur and be effective on the hour and on the date stated as the Effective Date in Articles of Merger incorporating this Agreement filed in the Department of State of the Commonwealth of Pennsylvania.

1.03.	LLC, as the surviving entity (herein as such called the “Surviving Entity”), shall continue its existence under the laws of the Commonwealth of Pennsylvania. On the Effective Date, the separate existence and corporate organization of Inc., except insofar as it may be continued by operation of law, shall be terminated and cease.

Article II: Operating Agreement, Managers and Officers of the Surviving Entity

2.01.	The Operating Agreement of LLC, on the date hereof, shall be the Operating Agreement of the Surviving Entity, until amended or repealed in accordance with their provisions and of applicable law.

2.02.	The managers and officers of LLC, on the Effective Date, will be the managers and officers, respectively, of LLC on and after the Effective Date until expiration of their current terms and until their successors are elected and qualify, or their prior resignation, removal or death, subject to the Operating Agreement of LLC.

Article III: Treatment of Shares and Membership Interest of Each of the Merged Entities

3.01.	On the Effective Date, each share of Inc. Capital Stock issued and outstanding or held in the treasury of Inc., by virtue of the Merger and without any action on the part of any holder thereof, shall be automatically retired and cancelled.

3.02.	The Membership Interest of LLC shall be wholly owned by Commonwealth Telephone Company (“CTCo”) with all the rights of obligations inherent thereto.

Article IV: Conditions, Deferral, Termination and Amendment

4.01.	The obligation of Inc. and LLC to effect the transactions contemplated by this Agreement is subject to satisfaction of the following conditions (any or all of which may be waived by Inc. and LLC in their sole discretion to the extent permitted by law):

(a) CTCo, as sole member of LLC shall have approved this Agreement in accordance with the PLLCA.

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	(b)	the stockholders of CTE, entitled to vote on the agreement, shall have adopted this Agreement in accordance with the BCL;

	(c)	a duly certified, executed and acknowledged copy of this Agreement or Certificate of Merger with respect thereto shall have been filed with the Secretary of State of Pennsylvania in accordance with the BCL and PLLCA.

4.02.	Consummation of the Merger may be deferred by the Board of Managers of LLC for a reasonable period of time, not later than December 31, 2001, if the Board determines that deferral would be in the best interests of LLC and its members.

4.03	(a)	This Agreement may be terminated by the Board of Directors of Inc. or the Board of Managers of LLC at any time before or after its adoption and approval by the sole shareholder of Inc. or the sole member of LLC, or both, but not later than the Effective Date. In the event of a termination after Articles of Merger have been filed in the Department of State of the Commonwealth of Pennsylvania and before the Effective Date, a timely statement of termination shall be filed in the Department of State by the terminating entity.

	(b)	In the event of termination of this Agreement as provided above, this Agreement shall become wholly void and of no effect, and there shall be no liability on the part of either Merging Entity or its Board of Directors/Managers or its stockholders or members except as provided in Section 4.04.

4.04.	If the Merger becomes effective, the Surviving Entity shall assume and pay all expenses in connection with the Merger not already paid by the respective parties. If for any reason the Merger shall not become effective, Inc. shall pay all expenses incurred in connection with all the proceedings taken to effect this Agreement or relating to it.

4.05.

The parties hereto, by mutual consent of their respective Board of Directors/ Managers, may amend, modify or supplement this Agreement in such manner as may be agreed upon by them in writing at any time before or after adoption and approval of this Agreement by the members of LLC and stockholders of Inc., but not later than the Effective Date.

Article V: Transfer of Assets and Liabilities

5.01.	On the Effective Date, the rights, privileges, powers and franchises, both of a public as well as of a private nature, of each of the Merging Entities shall be vested in and possessed by the Surviving Entity subject to all the disabilities, duties and restrictions of or upon each of the Merging Entities. All the rights, privileges, powers and franchises of each of the Merging Entities, and all property, real, personal and mixed, and all debts due to each of the Merging Entities on whatever account, as well as for

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stock subscriptions and all things in action or belonging to each of the Merging Entities shall be transferred to and vested in the Surviving Entity. All property, rights, privileges, powers and franchises, and all and every other interest, shall be thereafter the property of the Surviving Entity as much as they were of the Merging Entities, and the title to any real estate vested by deed or otherwise in either of the Merging Entities shall not revert or be in any way impaired by reason of the Merger. However, all rights of creditors and all liens upon any property of either of the Merging Entities shall be preserved unimpaired, and all debts, liabilities and duties of each of the Merging Entities shall attach to the Surviving Entity and may be enforced against it to the same extent as if such debts, liabilities and duties had been incurred or contracted by it.

5.02.	The parties hereto agree that from time to time and as and when requested by the Surviving Entity, or by its successors or assigns, to the extent permitted by law, the officers and directors of Inc. and of the Surviving Entity are fully authorized in the name of Inc. or otherwise to execute and deliver all such deeds, assignments, confirmations, assurances and other instruments and to take or cause to be taken all such further action as the Surviving Entity may deem necessary or desirable in order to vest, perfect, confirm in or assure the Surviving Entity title to and possession of all of said property, rights, privileges, powers and franchises and otherwise to carry out the intent and purpose of this Agreement.

Article VI: Miscellaneous

6.01.	Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Pennsylvania.

6.02	Severability. The invalidity or unenforceability of any particular provision of this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

6.03

Notices. All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given, made and received only when delivered (personally, by reputable courier service such as Federal Express, or by other messenger) or when deposited in the United States mails, registered or certified mail, postage prepaid, return receipt requested, addressed as set forth below.

6.04	Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. If executed in multiple counterparts, this Agreement shall become binding when any counterpart or counterparts hereof, individually or taken together, bear the signatures of all of the parties reflected hereon as the signatories.

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6.05

Assurances. Each Member shall execute all certificates and other documents and shall do all such filing, recording, publishing and other acts as the Members deem appropriate to comply with any laws, rules and regulations relating to the acquisition, operation or holding of the property of the Company.

6.06	Specific Performance. The parties recognize that irreparable injury will result from a breach of any provision of this Agreement and that money damages will be inadequate to fully remedy the injury. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement, any party who may be injured (in addition to any other remedies which may be available to that party) shall be entitled to one or more preliminary or permanent orders (i) restraining and enjoining any act which would constitute a breach, or (ii) compelling the performance of any obligation which, if not performed, would constitute a breach.

6.07.	Entire Agreement. This Agreement contains the entire understanding among the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written. The express terms hereof control and supersede any course of performance and/or usage of the trade inconsistent with any of the terms hereof.

6.08	Amendments of Modifications. This Agreement may not be amended or modified other than by an agreement in writing signed by all of the parties hereto.

           IN WITNESS WHEREOF, the parties to this Agreement, pursuant to the approval and authority duly given by resolutions adopted by their respective Boards of Directors or Managers, have caused these presents to be executed by the Chairman of the Board, the President or a Vice President, and attested to by the Secretary or an Assistant Secretary of such party, all as of the date and year first written.

CTSI, Inc.	CTSI, LLC
(a Pennsylvania Corporation)	(a Pennsylvania Limited Liability Company)

By: /s/ Michael J. Mahoney		By: /s/ Michael J. Mahoney

Name:	Michael J. Mahoney	Name:	Michael J. Mahoney
Title:	President & CEO	Title:	President & CEO

Attest:	Attest:
/s/ Kenneth Lee	/s/ Kenneth Lee
Secretary	Secretary

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